EXHIBIT 99.1

Press Release Dated March 24, 2010

Suncor Energy agrees to sell non-core Rosevear and Pine Creek assets

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy agrees to sell non-core Rosevear and Pine Creek assets

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (March 24, 2010) — Suncor Energy has reached an agreement to sell certain natural gas properties for approximately $235 million, with an effective date of January 1, 2010. Current production on these lands is approximately 20.5 mmcf/d of gas and 540 barrels per day of liquids.

The sale includes properties known as Rosevear and Pine Creek, which are located in the Edson/Whitecourt area, about 200 km west of Edmonton.

The sale is expected to close in the middle of the second quarter and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

As part of its strategic business alignment, Suncor plans to divest of a number of non-core assets. The proposed divestments include certain natural gas assets in Western Canada and the United States Rockies, all Trinidad and Tobago assets and certain non-core North Sea assets, including all assets in The Netherlands.

To date, including the sale announced today, Suncor has reached agreements to dispose of assets for aggregate consideration of approximately $1.54 billion.

This news release contains forward-looking statements, including estimated production; potential future divestitures; and the anticipated timing and closing of the sale transaction. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Readers are cautioned that actual results could differ materially from those expressed or implied and the impact of events, risks and uncertainties discussed in Suncor’s most recent earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:

Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	403-920-8332

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com